Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

September 16, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy's launches novel molecule ‘Tegoprazan’ in India.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL RICHAPERIWAL@DRREDDYS.COM	PRIYA K PRIYAK@DRREDDYS.COM

Dr. Reddy's launches novel molecule ‘Tegoprazan’ in India

•	Tegoprazan is a novel patented molecule indicated for acid-related gastrointestinal diseases

•	Dr. Reddy’s launches Tegoprazan in India under the brand name PCAB®

•	This launch follows Dr. Reddy’s exclusive partnership in 2022 with South Korea-based HK inno.N Corporation to commercialize Tegoprazan in India & select Emerging Markets

Hyderabad India; September 16, 2025– Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), announced the launch of the novel molecule ‘Tegoprazan’, for acid-related gastrointestinal diseases in India. Dr. Reddy’s launches Tegoprazan (50 mg) under the brand name PCAB®.

Tegoprazan is a next-generation potassium-competitive acid blocker. It is indicated for the treatment of acid peptic diseases (APD) such as Erosive Gastroesophageal Reflux Disease (GERD), Non-Erosive Gastroesophageal Reflux Disease (NERD) and Gastric Ulcer. Tegoprazan induces fast onset of action and can control gastric pH for a prolonged period, potentially offering significant clinical benefit in APD managementi.

Recent data indicates that APD affects approximately 38% of the Indian population, highlighting its widespread prevalence and the growing need for effective management strategiesii. The launch of Tegoprazan by Dr. Reddy’s aims to bridge the gap in the treatment option for acid peptic diseases. In a multinational clinical trial conducted by Dr. Reddy’s across India, South Africa and Russia, 99% of GERD patients in the Tegoprazan treatment arm achieved endoscopic healing by Week 8iii. Tegoprazan is already approved in 21 countries, including South Korea and China. It is currently under registration in several countries and has successfully completed Phase-III trial in the United States.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: "We are happy to launch Tegoprazan (PCAB®) in India, reinforcing our commitment to innovation in gastrointestinal diseases treatment – a key focus area for us. Dr. Reddy’s has built a strong and trusted presence in the space, backed by a diverse portfolio of well-established brands such as Omez®, Razo®, and Vono™. Our partnership with HK inno.N Corporation for Tegoprazan brings together complementary strengths to enhance patient access to an innovative molecule that addresses critical gaps in acid peptic disease management and improves outcomes."

i Ref: Kim SH, et al. Aliment Pharmacol Ther. 2021;54(4):402-411

ii Ref: 1.Rai S, et al. Indian J Gastroenterol. 2021;40:209–219. 2. Dirac, MA, et al. The Lancet Gastroenterol Hepatol. 2020;5(6):561– 581. 3. Abbasi A, et al. Cureus. 2023;15(11).

iii Ref: Agarwal DP. Efficacy and Safety of Tegoprazan in Patients with Erosive Gastroesophageal Reflux Disease-A Multi-country, Prospective, Randomized, Double-Blind, Active-Controlled, Parallel-Group Study. Japanese Journal of Gastroenterology. 2025 Jun 4.

Dal-Won Kwak, Chief Executive Officer, HK inno.N Corporation, said: “Through our partnership with Dr. Reddy’s, we are honoured to introduce Tegoprazan in the Indian market, recognized as one of the world’s most significant pharmaceutical markets. Just as the product launches under the brand name PCAB®, we hope that Tegoprazan will establish itself as a leading innovative therapy within the potassiumcompetitive acid blockers class in India. We are confident that Tegoprazan will provide a valuable new treatment option for patients in India and contribute meaningfully to the improvement of gastrointestinal care.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.